EPOLIN, INC.
                              358-364 Adams Street
                            Newark, New Jersey 07105
                               TEL: (973) 465-9495
                               FAX: (973) 465-5353

VIA EDGAR

February 11, 2011

Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:   Epolin, Inc.
      Form 10-K for the Fiscal Year ended February 28, 2010
      Forms 10-Q for the Fiscal Quarters ended May 31, 2010 and August 31, 2010 File No. 0-17741

Dear Mr. Gordon:

This letter is in response to the comments contained in the Staff's letter (the "Comment Letter") dated January 14, 2011 to Epolin, Inc. (the "Company"). The responses below correspond to the numbered comments contained in the Comment Letter. References in this letter to "we", "our" or "us" refer to the Company.

                 FORM 10-K FOR THE YEAR ENDED FEBRUARY 28, 2010
                 ----------------------------------------------
General
-------

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

COMPANY RESPONSE: This will confirm that where a comment below requests additional disclosures or other revisions to be made, our supplemental responses below will show what the revisions will look like in future filings.



Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations
----------
Results of Operations, page 12
------------------------------

2. Please revise your discussion of sales, cost of sales, and gross profit to discuss the business reasons for the changes between periods. Your current discussion quantifies the amount of changes between periods by both market and geographic area. However, your MD&A should also provide an analysis, through the eyes of management, of the underlying business reasons for these changes. Please also similarly revise your liquidity discussion on page 14 to provide an analysis of the reasons for material changes in your balance sheet line items between the periods presented. Please refer to
      Item 303 of Regulation S-K and Section 501.04 of the Financial Reporting Codification.

COMPANY RESPONSE: Future filings will be revised to reflect such additional disclosure requested. See attached expanded disclosure to be similarly reflected in future filings.




Consolidated Financial Statements
---------------------------------
Note C - Income Taxes, page 13
------------------------------

3. For the year ended February 28, 2010, the line item "other reconciling items" represented nearly half of your adjustment to statutory tax. To provide greater transparency to investors, please revise your income tax reconciliation to separately present individual material items currently included within "other reconciling items".

COMPANY  RESPONSE:   Future  filings  will  be  revised  to  separately  present individual materials items currently included within "other reconciling item". See attached expanded disclosure to be similarly reflected in future filings.



Note L - Earnings Per Share, page 19
------------------------------------

4. Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See FASB ASC 260-10-50-1.

COMPANY RESPONSE: See the attached revised disclosure to be similarly reflected in future filings.



Note N - Fair Value Measurements, page 22
-----------------------------------------

5. You disclose that all financial assets that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy. It doesn't appear that you have disclosed the level within the fair value hierarchy in which the fair value measurements fall. Please revise your disclosure to ensure you provide all of the disclosures required by FASB ABS 820-10-50.

COMPANY RESPONSE: See the attached revised disclosure to be similarly reflected in future filings.



                 FORM 10-Q FOR THE PERIOD ENDED AUGUST 31, 2010
                 ----------------------------------------------
Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations
----------
Operations Outlook, page 6
--------------------------

6. Your disclosures on page 23 of your consolidated financial statements indicate that your environmental compliance activities are not expected to have any material effect on expected capital expenditures, net income or financial condition. However, your disclosures on page seven indicate that you have hired a licensed state remediation professional as well as environmental counsel. You also indicate that state environmental testing and other related actions will be "costly" and could require funds to be placed in escrow in order to satisfy State of New Jersey Requirements. Please revise your filing to:

            o more fully explain the nature of the testing and related actions;

            o quantify the costs you have incurred during the current fiscal year related to these activities; and

            o improve your disclosures to help quantify for investors how these "costly" activities are expected to impact your liquidity, results from operations, and financial condition in future periods.

COMPANY RESPONSE: Future filings will be revised to reflect such additional information requested similar to the following supplemental response with respect to the period ended August 31, 2010:

In order to facilitate the environmental approvals which will be necessary in conjunction with any potential sale or similar transaction involving the Company, we have engaged a licensed site remediation professional and special environmental counsel in the State of New Jersey. Under the New Jersey Site Recovery Act (ISRA), the Company will be responsible for certain environmental investigations and remediation, if any, which requirements to comply are triggered by certain transaction including the sale of property or the sale of a business. Pursuant to the New Jersey Site Remediation Reform Act enacted in 2009, licensed site remediation professionals will be responsible for the oversight of the environmental investigation and remediation on a site subject to ISRA compliance. In anticipation of triggering ISRA, we have conducted certain testing to date, including but not limited to obtaining soil and groundwater samples, and further testing and other related actions are expected to be done as part of this ongoing process. Our policy is to accrue environmental and related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. No such amounts have been accrued in the financial statements included with the report. During the six months ended August 31, 2010, we incurred costs of $36,787 related to these activities. Although the Company cannot estimate with certainty future costs of environmental compliance with ISRA, we do not presently anticipate such costs will have a material effect on our liquidity, results from operations or our financial condition in future periods. Should such facts and circumstances change, however, based upon results of future testing, we may have to revise our outlook.



Consolidated Financial Statements
---------------------------------
Consolidated Balance Sheets, page 2
-----------------------------------

7. The column heading of your August 31, 2010 balance sheet indicates that these amounts are unaudited, which implies that your February 28, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended August 31, 2010, you should not imply that the February 28, 2010 balance sheet amounts are audited. Please revise.

COMPANY RESPONSE: In future interim period filings, the column heading for the balance sheet will be revised similar to the following in order to not imply that the year end balance sheet amounts are audited:

                           EPOLIN, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEETS (Unaudited)

                                     ASSETS

                August 31,               February 28,
                   2010                     2010
                ----------               ------------

                           EPOLIN, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)

                LIABILITIES AND STOCKHOLDERS' EQUITY (Unaudited)

                August 31,                          February 28,
                  2010                                  2010
                ----------                          ------------



Note O - Environmental Matters, page 23
---------------------------------------

8. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Please tell us the extent to which you are involved in any environmental contingencies that have a reasonable possibility for loss. If applicable, please provide the detailed disclosures requested for by SAB Topic 5:Y and consider the need for any disclosures required by FASB ASC 450-20-50.

COMPANY RESPONSE: Please see our response to Item 6 above which we incorporate by reference into our response to this Item 8. In this regard, we do not believe it is necessary or appropriate to provide the detailed disclosures requested for by SAB Topic 5:Y and any disclosures required by FASB ASC 450-20-50.



Note P - Prior Period Adjustment, page 23
-----------------------------------------

9. Please revise to disclose which prior periods were affected by this error. Please tell us, in detail, how you considered SAB Topic 1.M and 1.N in determining that no restatement of prior periods was necessary to correct his error. Please also tell us how you considered SAB Topic 1.M, SAB Topic 1.N and ASC 250-10-50 in determining the presentation of your prior period adjustment in your Consolidated Statements of Stockholders' Equity. Please revise to provide the disclosures required by paragraphs 7-10 of FASB ASC 250-10-50.

COMPANY RESPONSE: See the attached revised disclosure to be similarly reflected in future filings.



10. As a related matter, please tell us how you considered if your original disclosures in your management's report on internal control over financial reporting as of February 28, 2010 continue to be appropriate in light of this error. If you conclude that your original assessment of ICFR was incorrect, you should consider if it is necessary to revise your February 28, 2010 report on internal control over financial reporting. You should also re-evaluate the appropriateness of your prior disclosures regarding the effectiveness of your disclosure controls and procedures and make any necessary revisions.

COMPANY RESPONSE: We expect that our management's report on internal control of financial reporting as of February 28, 2011 to be included in our Form 10-K for the year then ended will reflect the following:

"Evaluation of Disclosure Controls and Procedures

      Under the supervision and with the participation of our management, including the Principal Executive Officer and Principal Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Principal Executive Officer and Principal Financial Officer have concluded that, as of February 28, 2011, these disclosure controls and procedures were effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission's rule and forms; and (ii) accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

      There have been no material changes in internal control over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

      Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Principal Executive Officer and Principal Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

      Our evaluation of internal control over financial reporting includes using the COSO framework, an integrated framework for the evaluation of internal controls issued by the Committee of Sponsoring Organizations of the Treadway Commission, to identify the risks and control objectives related to the evaluation of our control environment.

      Based on our evaluation under the frameworks described above, our management has concluded that our internal control over financial reporting was effective as of February 28, 2011.

      Management now recognizes that there was a significant deficiency in our internal control over financial reporting during the year ended February 28, 2011 related to our Simplified Employee Pension Plan which deficiency has been remedied prior to the fiscal year end. A material weakness in internal control over financial reporting is defined by the Public Company Accounting Oversight Board's Audit Standard No. 5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. During the fiscal year ended February 28, 2011, we tested all years of the Simplified Employee Pension Plan to insure compliance with Internal Revenue regulations. During the quarter ended August 31, 2010, we received the test results for all years it was in effect which results reflected that the Plan has not met the requirements of Section 416 and
Section 408(k)(6) regarding contribution limits and employee deferral amounts. The liability we incurred to correct the Plan has been presented as a prior period adjustment in the financial statements as an increase in accrued expenses and a corresponding reduction to retained earnings.

      Management has mitigated the risk of such deficiency going forward by adopting a 401(k) Plan to replace the Simplified Employee Pension Plan, which 401(k) Plan will be annually tested to insure Internal Revenue compliance. Our Principal Financial Officer and other personnel will continue to work with our auditors and other outside advisors to ensure that our control processes and procedures are adequate and effective.

      This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation requirements by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

In view of the prior period adjustments which have been made and reflected in already filed reports and the proposed disclosure expected to be made in the Form 10-K for the year ending February 28, 2011, we respectfully request that the Commission accept same in lieu of an amendment to our Form 10-K for the year ended February 28, 2010, as well as our interim reports for the subsequent periods. Moreover, we do not believe such proposed clarifications and/or revisions to any prior report would be material to a fair and complete presentation of our operations and, if not provided in any such earlier filed report, would result in a reader being materially misled, especially in view of the prior period adjustment which had already been made and disclosed.



The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned, or to our counsel, David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

EPOLIN, INC.

/s/ James Ivchenko
-------------------------------
James Ivchenko
President

ITEM 2 ATTACHMENT - FORM 10-K 02/28/2010 (expanded disclosure has been bracketed)

Sales

      For the year ended February 28, 2010, sales were $2,945,000 as compared to $3,092,000 for the year ended February 28, 2009, a decrease of $147,000 or 4.8%.

      Such decrease in sales for the year ended February 28, 2010 [versus the prior year] are primarily due to decreased sales in the ink and coating market which decreased $245,000 [because of lower demand for inks used to print credit cards] and the custom market which decreased $68,000 [because of continued product obsolescence of the mature products used by customers].

      [The decrease in sales for the year were] offset by increased sales in the eye protection market which sales increased by $62,000 and light management market which sales increased by $106,000 for the year ended February 28, 2010 compared to the prior year.

      In both fiscal 2009 and fiscal 2010, the eye protection market represented our largest market with sales in the eye protection representing 45.4% and 50.0% of sales in fiscal 2009 and fiscal 2010, respectively. Sales in the eye protection market were $1,467,000 for the year ended February 28, 2010 and $1,405,000 for the year ended February 28, 2009. [Sales increased due to growth in the laser eye protection segment and due to the company's expanded product offerings.]

      For the light management market, sales were $803,000 and $687,000 for the years ended February 28, 2010 and 2009. [The increase versus prior year is due to new sales to the automotive and digital electronic market segments.]

      With regard to the ink and coating market, sales were $576,000 for the year ended February 28, 2010 compared to $821,000 for the year ended February 28, 2009. For the year ended February 28, 2010, sales in the custom market were $93,000 compared to $161,000 for the year ended February 28, 2009.

      Categorized by geographic area, sales in the United States increased for the year ended February 28, 2010 while sales decreased in Asia and Europe compared to the prior year. For the year ended February 28, 2010 compared to the prior year, sales increased in the United States to $2,402,000 from $2,115,000 [because of growth in laser eye protection and the light management markets]. In Asia sales decreased to $290,000 from $578,000 [due to lower demand for welding eye protection filters] and in Europe sales decreased to $247,000 from $398,000 [because of the reduction of dyes used for making credit card printing inks.]

Gross Profit

      Gross profit, defined as sales less cost of sales, was $1,671,000 or 56.7% of sales for the year ended February 28, 2010 compared to $1,647,000 or 53.3% of sales for the year ended February 28, 2009, an increase of 3.4%. In terms of absolute dollars, gross profit increased $24,000 in fiscal 2010 compared to the prior year, an increase of 1.4%.

      Cost of sales was $1,274,000 for the year ended February 28, 2010 which represented 43.3% of sales compared to $1,444,000 for the year ended February 28, 2009 which represented 46.7% of sales. In terms of absolute dollars, cost of sales decreased $170,000 for fiscal 2010 compared to the prior year."

      [The cost of sales reduction was primarily due to lower executive compensation associated with R&D salaries and factory overhead.]

Liquidity and Capital Resources

      Our primary source of funds is cash flow from operations in the normal course of selling products. On February 28, 2010, we had working capital of $3,099,000, a debt to equity ratio of 0.06 to 1, and stockholders' equity of

$4,038,000  compared to working capital of $2,561,000, a debt to equity ratio of
0.15 to 1, and stockholders' equity of $3,549,000 on February 28, 2009. On February 28, 2010, we had $1,909,000 in cash and cash equivalents, total assets of $4,299,000 and total liabilities of $261,000, compared to $1,545,000 in cash and cash equivalents, total assets of $4,096,000 and total liabilities of $547,000 on February 28, 2009.

      Net cash provided by operating activities for the year ended February 28, 2010 was $403,000 which was primarily the result of net income of $469,000, plus non-cash items including depreciation of $104,000 and a deferred tax expense of $14,000, plus a decrease in prepaid taxes of $194,000, offset by increase in accounts receivable of $98,000 and inventories of $17,000, and a decrease in accrued expenses of $237,000 and accounts payable of $22,000. Net cash provided by operating activities for the year ended February 28, 2009 was $445,000 which was primarily the result of net income of $328,000, plus non-cash items including depreciation of $105,000, plus a decrease in accounts receivable of $247,000 and an increase in accounts payable of $29,000 and accrued expenses of $14,000, offset by increases in inventories of $25,000, prepaid taxes of $228,000, and decreases in taxes payable of $37,000.

      [Significant factors contributing to the use of cash were increases in accounts receivable of $98,000, primarily due to increased billings at the end of the year, and decreases in accrued expenses for payment of $237,000 for executive employment agreement additional compensation for two of our executive officers. Such officers were entitled to additional compensation per year based on the Company's sales. Such agreements expired on February 28, 2009 and, therefore, no additional accruals for compensation were made for the period ended February 28, 2009.]

      Net cash used by investing activities for year ended February 28, 2010 was $39,000 due to property and equipment purchases of $64,000 offset by a decrease in the cash value of a life insurance policy of $25,000, while net cash used by investing activities for year ended February 28, 2009 was $162,000 due to property and equipment purchases of $150,000 and increase in cash value of a life insurance policy of $12,000. For the year ended February 28, 2010, there was no net cash used by financing activities compared to $718,000 in net cash used in financing activities for the year ended February 28, 2009 due to cash dividends of $718,000 having been paid during that fiscal year.

      We anticipate, based on currently proposed plans and assumptions relating to our operations, that our current cash and cash equivalents together with projected cash flows from operations and projected revenues will be sufficient to satisfy our contemplated cash requirements for more than the next 12 months. Our contemplated cash requirements for fiscal 2011 and beyond will depend primarily upon level of sales of our products, inventory levels, product development, sales and marketing expenditures and capital expenditures.

      Inflation has not significantly impacted our operations.

ITEM 3 ATTACHMENT 02/28/2010 FINANCIAL STATEMENTS

3. Reconciliation of income tax at the statutory rate to the Company's effective rate:

                                                       February 28,
                                                  ----------------------

                                                     2010         2009
                                                  ---------    ---------
Computed at the statutory rate ................   $ 198,075      158,671
State income taxes (net) ......................      20,780       24,202
(Increase) Decrease in deferred tax asset .....      13,723        6,274
General business credits ......................     (12,740)     (29,944)
Employment agreement ..........................     (95,964)          --
Other reconciling items .......................     (10,371)     (20,092)
                                                  ---------    ---------

   Effective tax ..............................   $ 113,503      139,111
                                                  =========    =========

ITEM 4 ATTACHMENT 02/28/2010 FINANCIAL STATEMENTS

NOTE L - Earnings Per Share:

      Basic earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options. The denominators of basic and diluted earnings per common share are as follows:

                                                          Years Ended
                                                          February 28,
                                                    -----------------------
                                                       2010         2009
                                                    ----------   ----------
Weighted-average number of common shares
   outstanding (basic) ..........................   12,101,972   12,015,944

Effect of dilutive securities - stock options ...        2,900       40,436
                                                    ----------   ----------

Weighted-average number of common and
potential common shares outstanding (dilutive) ..   12,104,872   12,056,380
                                                    ==========   ==========

Stock options totaling 150,000 for the years ended February 28, 2010 and 2009 were not included in the net income per common share calculation because the exercise price of these options was greater than the average market price of common stock during the period.

ITEM 5 ATTACHMENT 02/28/2010 FINANCIAL STATEMENTS

All financial assets that are measured at fair value on a recurring basis (at least annually) have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. These assets measured at fair value on a recurring basis are summarized below:

The following table presents assets and liabilities measured at fair value on a recurring basis at February 28, 2010:

                                       Carrying
                                        Amount       Level 1      Level 2
                                      ----------   ----------   ----------
Assets:
Cash and cash equivalents .........   $1,908,752    1,908,752           --
Other assets:
   Cash value - life insurance ....      188,641      188,641           --
                                      ----------   ----------   ----------

Total assets at fair value ........   $2,097,393    2,097,393           --
                                      ==========   ==========   ==========
Liabilities:

Deferred compensation .............   $  195,082           --      195,082
                                      ==========   ==========   ==========

The following table presents assets and liabilities measured at fair value on a recurring basis at February 28, 2009:

                                       Carrying
                                        Amount       Level 1      Level 2
                                      ----------   ----------   ----------
Assets:
Cash and cash equivalents .........   $1,544,966    1,544,966           --
Other assets:
   Cash value - life insurance ....      213,452      213,452           --
                                      ----------   ----------   ----------

Total assets at fair value ........   $1,758,418    1,758,418           --
                                      ==========   ==========   ==========
Liabilities:

Deferred compensation .............   $  221,388           --      221,388
                                      ==========   ==========   ==========

ITEM 9 ATTACHMENT 08/31/2010 FINANCIAL STATEMENTS

Prior Period Adjustment:

      We elected not to restate all prior periods for the error disclosed regarding our SAR/SEP plan as these errors were not material to the financial statements for each year they were present. The years of the plan tested were from 1997 through 2010 and each year required a corrective contribution to be made. The omission of such would not result in a material misstatement of earnings in the financial statements. Furthermore, the inclusion of the error in our current year's financial statements would have materially misstated our earnings, therefore we believe it is appropriate to record the error as a prior period adjustment.

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